EXHIBIT 99.1

Solaris Reports 475m of 1.03% CuEq from Surface in New Drilling as Further Productivity Gains Drive Record 10km Drilled in August

QUITO, Ecuador, Sept. 19, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to report assay results from its ongoing 60,000m 2024 drilling program that aims to target open extensions of mineralization while upgrading mineral resources and converting waste at its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Highlights are listed below with detailed results in Figure 1 and Tables 1-2.

Highlights
Drill results continue to build on the 2024 Mineral Resource Estimateˆ (“MRE”), with this release highlighted by intercepts of high-grade mineralization outside of the MRE in the northwest and southeast sectors. Some of these holes also significantly improve upon modelled grades in sparsely drilled areas.

Northwest Sector:

  SLS-100 (drilled southeast): 427m of 1.11% CuEq² within 475m of 1.03% CuEq² from surface
  SLS-99 (drilled southwest): 105m of 1.00% CuEq² within 246m of 0.75% CuEq² from surface
  SLS-96 (drilled southeast): 78m of 0.71% CuEq² within 288m of 0.47% CuEq² from surface
  SLS-97 (drilled west): 75m of 0.60% CuEq² within 308m of 0.36% CuEq² from surface

Holes SLS-96, SLS-97 and SLS-99 added new high-grade mineralization partially outside of the MRE while SLS-100 improved upon the modelled grade in its vicinity. These holes were located in the northwest sector where mineralization has now been extended to the contact with a tabular granodiorite that shapes the northwestern pit wall. Step-out exploration drilling is now testing the potential for mineralization within a large area of undrilled soil anomaly on the far side of this body.

Southeast Sector:

  SLSE-50 (southwest): 84m of 0.70% CuEq² within 445m of 0.53% CuEq² from surface
  SLSE-45 (drilled east): 285m of 0.63% CuEq² within 399m of 0.58% CuEq² from surface
  SLSE-47 (drilled southwest): 210m of 0.58% CuEq² within 399m of 0.42% CuEq² from surface
  SLSE-46 (drilled south): 75m of 0.73% CuEq² within 400m of 0.34% CuEq² from surface

Holes SLSE-45, SLSE-46, SLSE-47, and SLSE-50 added new high-grade mineralization partially outside of the MRE while SLSE-45 and SLSE-46 improved upon modelled grades in their vicinity. Mineralization remains open to the southeast for approximately 600m within a large 0.8km x 0.8km soil anomaly that defines the target opportunity in this direction.

New Drilling Record:
Warintza continues to see gains from significant infrastructure investment at site, with the next phase of construction underway. These improvements have supported the Project team achieving a new monthly drilling record of 10km (8 rigs) in August – well above the prior monthly peak of 8km (12 rigs) set in 2021. The Company is now well positioned to exceed the 60,000m of drilling planned this year.

Figure 1 – Warintza Drilling and Targets

Northwest – large area of mineralization outside the MRE targeted for major pit expansion
SLS-99
SLS-96
SLS-97
SLS-100
SLSE-50
SLSE-45
SLSE-46
SLSE-47
South – area of supergene mineralization at surface targeted to reduce stripping
Southeast – 600m open extension within soil anomaly targeted for resource growth
LEGEND
Prior DDH
New DDH
0
1
Kilometres
Mo ppm
-0.0
0.2
0.3
0.4
0.4
0.5
0.6
0.6
0.7
0.8
1.0
1.2
1.4
1.7
2.1
2.8
4.0
6.5
14.6

Table 1 – Mineral Resource Extension, Infill and Condemnation Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq² (%)	Comments
SLS-100	Sep 19, 2024	0	475	475	0.76	0.04	0.09	1.03	Northwest sector – infill
Including		48	475	427	0.84	0.04	0.09	1.11
SLS-99		0	246	246	0.24	0.09	0.05	0.75	Northwest sector – extensional
Including		21	126	105	0.49	0.08	0.09	1.00
Including		21	165	144	0.37	0.08	0.07	0.87
SLS-98		24	159	135	0.24	0.00	0.05	0.28	Northern sector – extensional
Including		54	81	27	0.53	0.00	0.07	0.59
SLS-97		0	308	308	0.19	0.03	0.04	0.36	Northwest sector – extensional
Including		51	126	75	0.37	0.04	0.05	0.60
SLS-96		0	288	288	0.10	0.06	0.02	0.47	Northwest sector – extensional
Including		0	210	210	0.13	0.06	0.03	0.50
Including		0	78	78	0.28	0.07	0.07	0.71
SLS-95		93	397	304	0.17	0.00	0.06	0.22	Northern sector – extensional
SLS-94		54	381	327	0.28	0.03	0.03	0.45	Northern sector – infill
Including		54	213	159	0.35	0.02	0.04	0.50
Including		54	90	36	0.60	0.01	0.06	0.69
SLS-93		0	196	196	0.07	0.02	0.02	0.15	Northwest sector – condemnation/geotechnical
SLS-92		0	105	105	0.14	0.03	0.04	0.33	Northern sector – infill
Including		69	105	36	0.32	0.04	0.03	0.54
SLS-91		12	305	293	0.22	0.00	0.07	0.27	Northern sector – extensional
SLS-90		0	141	141	0.10	0.03	0.02	0.29	Northwest sector – extensional
Including		75	141	66	0.18	0.03	0.02	0.34
SLS-89		0	200	200	0.05	0.01	0.02	0.12	Northern sector – condemnation/geotechnical
SLS-88		24	84	60	0.11	0.01	0.14	0.24	Northern sector – extensional
SLSE-50		0	445	445	0.37	0.02	0.04	0.53	Southeast sector – extensional
Including		132	445	313	0.42	0.03	0.04	0.60
Including		180	264	84	0.52	0.03	0.05	0.70
SLSE-49		0	273	273	0.43	0.01	0.06	0.55	Southeast sector – infill
Including		33	273	240	0.48	0.01	0.06	0.60
SLSE-48		15	389	374	0.14	0.01	0.02	0.19	Southeast sector – extensional
SLSE-47		0	399	399	0.28	0.02	0.06	0.42	Southeast sector – extensional
Including		57	267	210	0.43	0.02	0.05	0.58
SLSE-46		0	400	400	0.26	0.01	0.04	0.34	Southeast sector – extensional
Including		75	150	75	0.60	0.02	0.07	0.73
SLSE-45		0	399	399	0.44	0.02	0.05	0.58	Southeast sector – extensional
Including		33	318	285	0.50	0.02	0.06	0.63
SLSE-44		0	341	341	0.11	0.00	0.02	0.13	Northeast sector – condemnation/geotechnical

Notes to Table 1: True widths are interpreted to be very close to drilled widths due to the bulk-porphyry style mineralized zones at Warintza.

Table 2 - Collar Locations

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLS-100	799568	9648147	1403	475	107	-49
SLS-99	799684	9648336	1373	246	200	-60
SLS-98	800616	9648398	1334	214	180	-50
SLS-97	799569	9648146	1404	308	270	-60
SLS-96	799683	9648335	1373	288	140	-60
SLS-95	800617	9648399	1334	397	45	-60
SLS-94	800196	9648470	1340	381	180	-60
SLS-93	799681	9648333	1372	196	0	-60
SLS-92	800200	9648475	1336	340	45	-60
SLS-91	800619	9648397	1332	305	90	-60
SLS-90	799684	9648331	1374	286	62	-45
SLS-89	800201	9648476	1336	200	45	-45
SLS-88	800620	9648396	1331	367	0	-50
SLSE-50	801593	9648138	1153	445	240	-85
SLSE-49	801528	9647846	1153	273	260	-50
SLSE-48	801248	9647968	1252	389	90	-60
SLSE-47	801529	9647845	1153	403	120	-60
SLSE-46	801250	9647967	1251	400	180	-60
SLSE-45	801530	9647847	1154	399	90	-80
SLSE-44	801613	9648465	1106	341	270	-60

Notes to Table 2: The coordinates are in WGS84 17S Datum.

Endnotes

  Refer to the technical report entitled “Mineral Resource Estimate Update - NI 43-101 Technical Report, Warintza Project, Ecuador” with an effective date of July 1, 2024 and available on SEDAR+ under the Company’s profile at www.sedarplus.ca and on the Company’s website.
  Copper-equivalence grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).

Technical Information and Quality Control & Quality Assurance
Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secure Company facility located on site. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Heliborne magnetic, LIDAR and other layers of data quality for Warintza district exploration were validated by a qualified external professional using data validation procedures under high industry standards and the Company therefore did not require such data to be further verified by a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. The remaining scientific and technical information, including the drillhole data, has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards. The verification activities included a search for factual errors, completeness of the lithological and assay data, and suitability of the primary data. As part of the database verification activities, the assay information and certificates obtained directly from the analytical laboratory have been examined as well.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that its ongoing 60,000m 2024 drilling program aims to target open extensions of mineralization while upgrading mineral resources and converting waste at Warintza, step-out exploration drilling is now testing the potential for mineralization on the far side of this body, and the Company is now well positioned to exceed the 60,000m of drilling planned this year. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c586b97f-443b-4463-baf2-e7409256cf67